UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*

Vermillion, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

17252Y104
(CUSIP Number)

James E. Besser Manchester Management Company, LLC 131 Charles Street, 1st Floor Boston, Massachusetts 02114 United States of America Tel. No.: 617-399-1741
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	17252Y104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Management Company, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

551,618

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

551,618

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

551,618

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	17252Y104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James E. Besser

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

431,350

8.	SHARED VOTING POWER

551,618

9.	SOLE DISPOSITIVE POWER

431,350

10.	SHARED DISPOSITIVE POWER

551,618

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

982,968

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	17252Y104

Item 1.	Security and Issuer.

No material changes from the Schedule 13D filed by the Reporting Persons on April 18, 2011.

Item 2.	Identity and Background.

No material changes from the Schedule 13D filed by the Reporting Persons on April 18, 2011.

Item 3.	Source and Amount of Funds or Other Consideration.

No material changes from the Schedule 13D filed by the Reporting Persons on April 18, 2011.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment.  The Reporting Persons evaluate their respective investments in the Shares on a continual basis.

In a letter to the shareholders, the Reporting Persons voiced their opposition to the appointment of Bruce Huebner to the Issuer's board of directors.  The letter sets forth two main objections.  First, that Mr. Huebner does not have the experience needed to bring about positive changes with the Issuer's go-to-market strategy.  The Reporting Persons do not believe that bringing someone onto the board who knows how to operate a money losing microcap is the skill set we need to add at this time.

Second, the Reporting Persons are troubled that the appointment was made three weeks before the annual meeting (which had already been moved up) while shareholders are actively voicing their dissatisfaction with the Issuer's management and board.  The timing of the appointment and the failure of the board to give shareholders any representation once again indicate to the Reporting Persons that the Issuer's management and board are more focused on their own self-preservation rather than what is best for the Issuer and its shareholders.

In the letter to shareholders, the Reporting Persons reiterated that they will withhold the vote of its proxy for the June 6th meeting until alternate write in candidates can be proposed.  Given the wanton destruction of shareholder value caused by the 90% decline in the price of the Issuer's stock in the past year and the slow sales ramp, the Reporting Persons believe that they cannot afford to wait until next year to make its voice heard.

The letter is attached hereto as Exhibit A.

The Reporting Persons  reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's  Board of  Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, Manchester Management Company, LLC, may be deemed to be the beneficial owners of 551,618 Shares, constituting 5.2% of the Shares.

As of the date hereof, Mr. Besser may be deemed to be the beneficial owners of 982,968 Shares, constituting 9.2% of the Shares.

The percentage of the class of Shares of the Issuer beneficially owned by each Reporting Person is based upon 10,657,564* Shares outstanding as of the date hereof.

Manchester Management Company, LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 551,618 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 551,618 Shares.

Mr. Besser has the sole power to vote or direct the vote of 431,350 Shares; has the shared power to vote or direct the vote of 551,618 Shares; has the sole power to dispose or direct the disposition of 431,350 Shares; and has the shared power to dispose or direct the disposition of 551,618 Shares.

There have not been any transactions by the Reporting Persons in the securities of the Issuer since the Schedule 13D filed by the Reporting Persons on April 18, 2011.

*This outstanding Shares figure reflects the number of outstanding Shares at December 31, 2010, as reported in the Issuer's Form 10-K, filed on February 28, 2011.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material changes from the Schedule 13D filed by the Reporting Persons on April 18, 2011.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Letter to shareholders and the board of directors from Mr. Besser dated May 19. 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 19, 2011
(Date)

Manchester Management Company, LLC
By:	/s/ James E. Besser
James E. Besser, Managing Member

By:	/s/ James E. Besser
James E. Besser

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

May 19, 2011

To my fellow shareholders of Vermillion, Inc.

This morning's appointment of a seventh member of the board of directors marked another low in the current management team's attempt to stay in the executive suite at the company despite presiding over a 90% decline in stock and massive underperformance relative to the expectations they have set.

While this management and board claims they are being receptive to shareholder input, they are doing everything in their power to avoid it.  The company has had 8 authorized members of the board throughout the last two years, but has only filled 6 seats, and there had not been any indication of a prior desire to appoint directors to fill the other two seats.  Now, faced with shareholder discontent aimed against the three board members up for re-election at the June 6th meeting, the supposedly independent board has conveniently decided to add a seventh director to ensure that they hold full control of the company until the next annual meeting.

Rather than responding to my requests that the board have at least some representation from the shareholder base, the company went out and found their own candidate to evaluate the current sales strategy at Vermillion- and what a candidate they found.  Bruce Huebner does appear to have a long history in the diagnostic business, and has had c-level positions in the past, but upon further examination, his last two executive roles do not give us confidence that he knows how to ramp a major diagnostic such as OVA1.  His last full time executive role was at Osmetech(now Gen-Mark) where he helped the company gain FDA approval and begin to market their microarrays.  As the recent peer review article demonstrated once again, Vermillion's problem is not FDA or scientific execution- this is the area of strength for the company that has created so much value that needs to be unlocked by a competent go to market strategy.  What Vermillion needs is sales experience.  Osmetech/Gen-Mark's most recent quarter's sales were $760,000, slightly higher than Vermillion's, and the company is still hemmoraging money, just as it did when Mr. Huebner was there, so in that case he seems to have created or participated in creating the same misaligned operating structure that we currently have at Vermillion, i.e. lots of losses, less than 1 million in sales, no clear strategy to get to breakeven.  It is unclear to us how bringing someone onto the board who knows how to operate a money losing microcap is the skill set we need to add at this time.

Mr. Huebner's position prior to Osmetech was as COO/President of Nanogen.  Nanogen(NGEN), now a penny stock trading on the pink sheets.  While it is hard to go back far enough to get much data on Nanogen when Mr. Huebner was there, in the 2004 2nd quarter- which must have been close to the end of his tenure there- product sales at Nanogen were $500,000 dollars, and the reported loss was $12.7 million dollars.  Once again, this role provides no evidence that he brings the expertise required to evaluate Vermillion's sales strategy, or that he understands how to scale a test to the potential that we believe OVA1 has.

All this once again demands the question, why would the board rush to bring someone on just weeks before the annual meeting, after the current slate had been announced, which had itself been moved up from its originally scheduled date in order to put more pressure on disgruntled shareholders?   Obviously, the fear is that if half the votes on the board were controlled by shareholder friendly board members, the management would have a harder time using the poison pill as a weapon against the shareholders, and avoiding accountability for the poor performance of the business.  If we have more time to look, we believe we will discover the personal relationship that makes him an ideal friendly vote for the current group that is trying to ensconce themselves in the executive suite for another 18 months.  Make no mistake, we believe today's announcement is not listening to shareholders, it is another direct effort to emasculate them.

I will once again be withholding my vote for the current annual meeting until I am ready to write in a slate of alternate directors who better represent the interests of all the shareholders and stakeholders.

Sincerely,

James Besser
Manchester Management